TASEKO ANNOUNCES FIRST QUARTER PRODUCTION RESULTS
AND FIRST CONCENTRATE FROM GDP3

April 4, 2013, Vancouver, BC - Taseko (TSX: TKO; NYSE MKT: TGB) (the "Company") announces 2013 first quarter production of 23.2 million pounds of copper and 355 thousand pounds of molybdenum (on a 100% basis) at its 75% owned Gibraltar Mine.

Total sales in the first quarter were 21.5 million pounds of copper and 337 thousand pounds of molybdenum. Taseko's 75% share of first quarter sales was 16.1 million pounds of copper and 253 thousand pounds of molybdenum.

Following a planned ten week commissioning schedule, Concentrator #2 (GDP3) was officially turned over to the operations team on March 28th. Over the first six days of operation, throughput steadily climbed from 500 tons per hour to the present rate of 1,000 tons per hour as ball charge rates are being increased toward design criteria. The new concentrator has averaged 80% availability with copper recoveries over 80%. During this period, the combined throughput of the two concentrators has averaged 74,000 tons per day at an 82% copper recovery.

Russell Hallbauer, President and CEO of Taseko, commented, “We are extremely pleased with how commissioning progressed on the new concentrator, and this is reflected in how well the system is working after only six operating days. Early results from Concentrator #2 performance are as expected and we anticipate advancing to design capacity as expeditiously as the mechanical circuits allow. This is in line with our projections of full design throughput of 30,000 tons per day by mid-year. Additionally, improved operating performance is anticipated from Concentrator #1 as it is now unencumbered by construction activities.”

Mr. Hallbauer continued, “We have transformed Gibraltar from 60 million pounds of annual copper production and a 40-month mine plan to a modern 165 million pound per year producer with a 25 year mine life. This was achieved at the lowest capital cost of any major mining project in the world. We look forward to demonstrating both our production and cost capabilities in 2013.”

Note: Gibraltar is a Joint Venture owned by Taseko Mines Limited (75%) and Cariboo Copper Corp. (25%). All production figures are reported on a 100% basis.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Director, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORAWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.